Thompson & Knight LLP

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	FAX (214) 969-1751	MONTERREY
DIRECT DIAL: (214) 969-1763	www.tklaw.com	PARIS
EMAIL: Amy.Curtis@tklaw.com
July 13, 2010
PRIVILEGED AND CONFIDENTIAL
VIA EDGAR TRANSMISSION
AND FACSIMILE
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Williams Coal Seam Gas Royalty Trust Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010 File No. 001-11608
Dear Mr. Schwall:
     On behalf of Bank of America, N.A. (the “Trustee”), as trustee of the Williams Coal Seam Gas Royalty Trust (the “Trust”), we have the following response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 28, 2010, to Ron E. Hooper. Our response is based upon information provided to us by, or on behalf of, the Trustee. Our response is numbered to correspond to the number used to designate the Staff’s comment in your comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Exhibits and Financial Statement Schedules, page 60
1.	We note the reserve reports that are included on the exhibit list as Exhibits 99.2 and 99.3. However, we also note that the consent of Miller and Lents, Ltd. that is included as Exhibit 23.2 refers not only to these two reports but also to an additional third report, namely the “Report dated February 17, 2010 for reserves as of December 31, 2009 with respect to the termination calculation.” Please file this additional report as an exhibit to

H. Roger Schwall
Securities and Exchange Commission
July 13, 2010

your filing or explain to us why you believe you are not required to do so given its relevance to the termination calculation.
     Response: We will file an amended Form 10-K for the year ended December 31, 2009 containing this additional report as Exhibit 99.4, in accordance with the attached draft amendment.
     The Trustee acknowledges that:
•	The Trustee is responsible for the adequacy and accuracy of the disclosure in the filing,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Trustee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1763.

Sincerely,
/s/ Amy R. Curtis
Amy R. Curtis

cc.	Norman von Holtzendorff, Securities and Exchange Commission Ron E. Hooper, Bank of America, N.A.